Exhibit 3

Media release

6 May 2004

Westpac posts record interim profit

Westpac Banking Corporation today announced a record half-year operating profit after tax of $1,225 million for the half year ended March 2004, up 17% on the same period last year. Cash earnings increased 13% to $1,233 million.

Key features of the result include:

•                       Cash earnings per share up 11% to 66.7 cents

•                       Fully franked interim dividend 42 cents, up 11%

•                       Expense-income ratio (excluding wealth management) further reduced to 48.7%

•                       Return on equity (cash basis) 20%

All comparisons with 2003 interim results

Westpac also announced today that it would buy back approximately $500 million of its shares, in its first structured off-market buy-back (further details in accompanying statement). It will also conduct an on-market buy-back of an equivalent proportion of its NZ Class Shares (approximately one million shares).

Westpac Chief Executive Officer, Dr David Morgan said: “This result delivers emphatically for our shareholders. It continues Westpac’s strong earnings momentum.

“Our business units have performed strongly. In particular our decision to acquire the BT business in August 2002 has proven to be the right one. BT is now a major contributor to our financial performance and places Westpac in a strong position in the funds management industry.

“Our customer focussed strategy is delivering profitable growth. Over the last five years our results have been driven by continuing revenue growth while at the same time containing expenses.

“It is also very pleasing that growth in our lending portfolio has been achieved without compromising asset quality. The charge for bad and doubtful debts decreased by $7 million or 3% on the prior corresponding period, and was down $64 million or 24% on the previous half year.

“A key element of Westpac’s growth momentum is to consistently improve customer satisfaction levels, a key driver of our strategy.

“While we have made good progress, we believe that we can continue to improve customer experience and satisfaction levels, further improving long term earnings sustainability.

“Our ability to build on our competitive and well executed customer strategy means that we are consistently delivering high quality performance for customers, staff, the community and shareholders,” he said.

“We have established a sound base for the 2004 financial year with first half results above our medium term guidance. We will also continue to benefit from the market share and customer service improvements that we have seen.

“We are therefore positive about the outlook for solid earnings growth for the year as a whole,” Dr Morgan said.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 9226 3510

Mb: 0419 683 411